SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. ________)*
                          NoFire Technologies, Inc.

(Name of Issuer)
                  Common Stock par value $0.20 per share

(Title of Class of Securities)
                             654865  10  4

(CUSIP Number)
Bernard Koster 21 Industrial Ave. Upper Saddle River, NJ 07458
                               201-818-1616

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
                              August 30, 2004

(Date of Event which Requires Filing of this Statement)

 CUSIP No. ..................................



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons



.............Bernard Koster ###-##-####.....................................



2.
Check the Appropriate Box if a Member of a Group



(a)
..............................................................................
..


(b)

...................X.......................................................
..


3.
SEC Use Only
...........................................................................



4.
Source of Funds (See Instructions)
.........................SC............................................



5.
Check if Disclosure of Legal Proceedings Is Require
Pursuant to Items 2(d) or 2(e)
 .................



6.
Citizenship or Place of Organization
..........United States.................................................


Number of
Shares
Beneficially
Owned by
Each
Reporting
Person With



7.
Sole Voting Power
 .........193,028.......................................................




8.
Shared Voting Power
 ...............-0-...............................................




9.
Sole Dispositive Power
..........193,028....................................................




10.
Shared Dispositive Power
 ..................-0-....................................



11.
Aggregate Amount Beneficially Owned by Each Reporting Person
.....................193,028.......................................



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares
) ...........



13.
Percent of Class Represented by Amount in Row (11)
 .....................0.9 %......................................
..


14.
Type of Reporting Person (See Instructions)
....................IN.................................................














Item 1.          Security and Issuer.

                    The title of the class of equity securities to which this Statement relates is the Common Stock, par value $0.20 per share (the "Common
 Stock"), of NoFire Technologies, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 21 Industrial Avenue, Upper Saddle River, New Jersey 07458.

Item 2.          Identity and Background.

(a.): Bernard Koster
(b.): Business address: 21 Industrial Ave. Upper Saddle River, NJ 07458
(c.): Mr. Koster's principal occupation is a director of NoFire
       Technologies, Inc.. Mr. Koster is a United States citizen.
(d.) & (e.): During the last five years Mr. Koster has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violations with respect to such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

                      The entire loan price of $15,292 is from conversion of short term debt owed by NoFire into long term convertible bond. Exercise of warrants will come from the same source.

Item 4.           Purpose of Transaction.

                    Mr. Koster is owed various sums by NFTI for settlements due to the bankruptcy, deferred salaries, and payments due for services rendered. These sums are short term liabilities of NFTI, and as such impairs the ability of NFTI when it seeks to do business with major corporations and the U S Government and military. In order to improve NFTI's financial situation Mr. Koster has agreed to convert a portion of his debt to a long term convertible bond.

                    Mr. Koster does not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer or any sale of its assets or any change in its Board of Directors, management, capitalization, dividend policy, charter or by-laws, or any other change in its business or corporate structure or with respect to the delisting or deregistration of any of its securities including, without limitation, those matters described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.




Item 5.           Interest in Securities of the Issuer.

a. Mr. Koster beneficially owns 83,800 shares of the $0.20 per share par value Common Stock of the Issuer: the only class of shares authorized by the issuer, a convertible bond which is convertible into 109,228 shares and warrants to purchase 327,684 common shares which are not exercisable within 60 days from this date until said time when the authorized capitalization is raised to accommodate the conversion of these warrants.

b. Mr. Koster has the sole power to vote all of the shares noted in paragraph (a).

c. Mr. Koster has not made any transactions in the reported shares in the past 60 days.

d. No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Koster.

Item 6.           Contracts, Arrangements, Understandings or Relationships
                      with Respect to Securities of the Issuer.

The only contract between Mr. Koster and the Company is included in Exhibit
1 to this respect. Refer to that Exhibit for any and all of the arrangements and understandings between the parties.

Item 7.           Material to be filed as Exhibits.

Exhibit 1.           Convertible Bond and Conversion of Debt Agreement


                                                     SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

August       2004                            ____________________________
                                                               Bernard Koster
C:\admin\docs\13D\Bernard Koster 8-30-04